 RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	NOVMEBER 19, 2002
OTCBB – SYMBOL: RUBIF

RUBICON MINERALS TO COMMENCE DRILLING AT KEY McFINLEY RED LAKE GOLD PROJECT

- Drill program will be the first undertaken on the property in over 12 years –

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that the Company will commence a diamond drill program of up to 10,000 feet at its flagship McFinley Gold Project, located in the heart of Ontario’s prolific Red Lake gold camp (Figure 1).  The drill program, which is to start on or about November 23, is designed to test several land-based gold targets to establish the geological setting of the targets and as a prelude to a largely ice-based winter drill program in early 2003.  This will be the first drill program undertaken on the property in over 12 years.

The McFinley Gold Project lies along a proven gold producing trend and covers approximately four kilometres of strike length potential. It is underlain by ultramafic rocks on the East Bay Trend which is associated with a number of significant high-grade gold deposits including the former Cochenour Mine (past production 1.2 million ounces gold at 0.56 oz/ton).  The property is also approximately 4 kilometers north-northwest of the producing high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) Mines and is adjacent to the Abino and Chevron gold zones controlled by Goldcorp.

Rubicon’s exploration team has spent the last three months reviewing project information and conducting new surface exploration on the property.  This work has demonstrated that the setting of McFinley shows many similarities to both the Campbell and Red Lake Mines which, combined, comprise 23 million ounces of gold (past production and reserves).  Importantly, many of the controls on mineralization documented from the major deposits, particularly the known association with structures cutting ultramafics and neighbouring rocks, have not been the focus of previous exploration at McFinley.  The planned Phase I drill program will test these targets and will form the basis for an expanded Phase II drill program aimed at testing the unexplored strike and depth potential on the property.

Previous work on the McFinley Gold Project documented an in situ resource, to a depth of 450 feet, of 334,007 tons grading 0.20 oz/ton gold which, according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of National Instrument 43-101 (see Rubicon’s news releases dated June 24 and July 18, 2002 for more information on the property).

Rubicon Minerals Corporation controls over 247 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario which hosts two high-grade, world class gold mines (Placer Dome’s Campbell Mine and Goldcorp’s Red Lake Mine).  Goldcorp’s Red Lake Mine is one of the world’s highest grade gold mines with a reserve of 4.3 million ounces of gold at an average grade of 1.34 ounces per ton, including the High Grade Zone with reserves of 3.8 million ounces at an average grade of 2.05 ounces per ton. Combined, the Campbell-Red Lake ore bodies contain 23 million ounces at an average grade of 0.66 oz/ton gold (past production and reserves).

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.